Exhibit 99.1

SUNTECH RESPONSE TO PRELIMINARY DECISION ON CVD TARIFFS IN THE SUBSIDY INVESTIGATION ON PV CELLS FROM CHINA

SAN FRANCISCO, March 20, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, offers the following statement regarding the U.S. Department of Commerce’s preliminary decision to impose countervailing duties (CVD) of 2.9% on Suntech’s crystalline silicon photovoltaic cells imported from China.

“This initial decision reflects the reality that Suntech’s global success is based on free and fair competition. Nonetheless, unilateral trade barriers, large or small, will further delay our transition away from fossil fuels at a time when the majority of Americans demand cleaner and more secure energy such as solar,” said Andrew Beebe, Suntech’s Chief Commercial Officer.

“As a global company with global supply chains and manufacturing facilities in three countries, we are well prepared for the future. Regardless whether tariffs are imposed on solar cells from China, we can provide our customers in the U.S. with hundreds of megawatts of high-quality and affordable solar products that are not subject to tariffs. As a local manufacturer with production in Arizona, we will continue to remain an active member of the American solar industry and maintain focus on making solar energy affordable for everyone, everywhere,” continued Mr. Beebe.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s largest producer of solar panels for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 20 million photovoltaic panels to over a thousand customers in more than eighty countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit: http://www.suntech-power.com.

Safe Harbor Statement

This communication contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes Suntech’s ability to provide hundreds of megawatts of supply not subject to tariffs and the ultimate outcome of any decisions by the US Department of Commerce and the International Trade Commission on the petition filed. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Walker Frost

Communications Manager

Tel: +1 (415) 268-8881

Email: walker.frost@suntech-power.com